                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the period ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from                   to
                                        ------------------    ------------------

ChemFirst Inc. Commission file number 333-157-89




                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                700 North Street
                              Post Office Box 1249
                         Jackson, Mississippi 39215-1249



                                 CHEMFIRST INC.
                                700 North Street
                              Post Office Box 1249
                         Jackson, Mississippi 39215-1249

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                        Financial Statements and Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                   Index to Financial Statements and Schedule



Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

Statements of Changes in Net Assets Available for Benefits for the years ended
     December 31, 2000 and 1999

Notes to Financial Statements


Supplemental Schedule:

1. Schedule of Assets Held for Investment Purposes at End of Year, December 31, 2000

All other schedules are omitted because they are not required under Department of Labor Regulations.

                          INDEPENDENT AUDITORS' REPORT



The Employee Benefits Committee
ChemFirst Inc.:


We have audited the financial statements of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan (the Plan) as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000 is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the December 31, 2000 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the December 31, 2000 basic financial statements taken as a whole.



                                              KPMG LLP



June 15, 2001
Jackson, Mississippi

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999


                                                                                    2000            1999
                                                                                ------------     ------------
Cash                                                                            $         50               --
Investments:
     Mutual funds, at fair value                                                  36,066,316       38,986,147
     Participant loans, at cost which approximates
        fair value                                                                 1,756,278        1,636,526
     ChemFirst Inc. common stock, at fair value                                    8,812,453        8,882,843
     Placer Dome Inc. common stock, at fair value                                         --        1,706,090
     Mississippi Chemical Corporation common stock,
        at fair value                                                                     --          192,660
                                                                                ------------     ------------
                    Total investments                                             46,635,047       51,404,266
                                                                                ------------     ------------
Receivables:
     Employers' contributions                                                        302,420          163,114
     Participants' contributions                                                     262,763            9,921
                                                                                ------------     ------------
                    Total receivables                                                565,183          173,035
                                                                                ------------     ------------
                    Net assets available for benefits                           $ 47,200,280       51,577,301
                                                                                ============     ============




See accompanying notes to financial statements.

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2000 and 1999

                                                                               2000               1999
                                                                           -------------      -------------
Contributions:
    Participants                                                           $   2,376,628          2,832,024
    Employers                                                                  1,296,182          1,543,179
                                                                           -------------      -------------
                  Total contributions                                          3,672,810          4,375,203
                                                                           -------------      -------------
Net investment income:
    Interest income                                                              250,915            258,014

    Dividend income:
       ChemFirst Inc. common stock                                               162,847            185,197
       Placer Dome Inc. common stock                                              13,190              8,573
       Mississippi Chemical Corporation
         common stock                                                              2,732             11,793
       Mutual funds                                                            2,742,869          3,181,387
                                                                           -------------      -------------
                  Total dividend income                                        2,921,638          3,386,950
                                                                           -------------      -------------
    Realized gains (losses) on investments, net:
       Mutual funds                                                             (132,227)         1,202,623
       ChemFirst Inc. common stock                                               159,423            449,756
       Placer Dome Inc.
         common stock                                                         (1,022,202)           147,297
       Mississippi Chemical Corporation
         common stock                                                            157,752            (66,901)
                                                                           -------------      -------------
                  Net realized gains (losses)                                   (837,254)         1,732,775
                                                                           -------------      -------------
    Unrealized appreciation (depreciation)
       of investments, net                                                    (6,086,988)         1,567,291
    Advisory fees                                                                (56,980)           (71,502)
                                                                           -------------      -------------
                  Net investment income (loss)                                (3,808,669)         6,873,528
                                                                           -------------      -------------
Rollovers                                                                         61,838             88,799
Withdrawals and terminations, net
    of forfeitures                                                            (3,988,356)        (6,045,915)
Transfer of participant account balances                                        (314,644)        (6,274,086)
                                                                           -------------      -------------
                  Net decrease in net assets available
                    for benefits                                              (4,377,021)          (982,471)
Net assets available for benefits:
    Beginning of period                                                       51,577,301         52,559,772
                                                                           -------------      -------------
    End of period                                                          $  47,200,280         51,577,301
                                                                           =============      =============


See accompanying notes to financial statements.

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(1)      DESCRIPTION OF PLAN

         The following description of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.

         (a)      CHANGE IN ORGANIZATION OF PLAN'S SPONSOR

                  In December 1996, First Mississippi Corporation contributed all of its assets and subsidiaries, other than those relating to its fertilizer business, to ChemFirst Inc. (the Company or ChemFirst), which at the time was a wholly-owned subsidiary of First Mississippi Corporation. First Mississippi Corporation then spun off ChemFirst Inc. in a tax-free distribution of ChemFirst's common stock to First Mississippi Corporation's shareholders. This distribution occurred immediately before and in connection with the merger of First Mississippi Corporation with a wholly-owned subsidiary of Mississippi Chemical Corporation (MCC) on December 24, 1996. The merger consideration consisted of 0.3340026 shares of MCC stock in exchange for each share of First Mississippi Corporation stock. Cash was paid in settlement of fractional shares. In addition, First Mississippi Corporation debt was refinanced and increased to approximately $150,000,000 and then assumed by MCC. After the refinancing and payment of certain expenses, cash of approximately $50,000,000 was transferred to ChemFirst. These transactions were accounted for as a disposal of the fertilizer business of First Mississippi Corporation and a name change to ChemFirst Inc. The name of the Plan was also changed and the Plan's fiscal year was changed from June 30 to December 31.

                  Effective December 31, 1999, the Company sold its wholly owned subsidiaries, Callidus Technology, Inc. and Plasma Energy Corporation. In connection with the spin-offs, some of the participant accounts of employees were transferred from the Plan.

                  Effective February 15, 2000, the Company sold its wholly owned subsidiary, FirstMiss Steel, Inc. The former employees of FirstMiss Steel, Inc. have the option to transfer their account balances into other qualified plans.

         (b)      GENERAL

                  The ChemFirst Inc. 401(k) Savings Plan became effective July 1, 1974. The ChemFirst Inc. Employee Stock Ownership Plan became effective January 1, 1978. The two plans were merged and restated as the ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan effective January 1, 1997. The 401(k) Savings Plan is the surviving plan.

                  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan currently covers substantially all employees of the Company and its subsidiaries.



                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



         (c)      PARTICIPATION

                  An employee becomes a participant in the Plan on the first day of employment. The Plan is available to all regular employees, defined as employees (whether full-time or part-time) hired to fill a specific position on a permanent basis and for whom the employer annually budgets compensation and benefits.

         (d)      CONTRIBUTIONS

                  The 401(k) provisions of the Plan allow deferral of tax by the participants on their contributions and earnings thereon. Plan participants may elect to contribute from 1% to 15% of monthly base pay to the Plan, subject to regulatory limitations. The Company matches these 401(k) contributions up to 4% of monthly base pay.

                  Additionally, the Company may elect to make a contribution to the Plan under the employee stock ownership provisions of the Plan. The contribution, if any, will be an amount determined and authorized by the Board of Directors of the Company and will be allocated by the ratio of each eligible participant's compensation to the total compensation of all eligible participants.

         (e)      LOANS

                  The Plan provides for participant loans. A participant can borrow up to 50% of the participant's vested 401(k) account balance, not to exceed $50,000 less the participant's highest outstanding loan balance during the previous twelve months. The minimum loan amount is $1,000 per loan, and three loans per participant may be outstanding at any time. The interest rate charged on loan balances is equal to the prime rate plus 1%, and the interest charged is credited to the borrowing participant's account. Maturities cannot exceed five years, except for loans made to purchase a primary residence, in which case the maturity cannot exceed 10 years. Effective October 1, 2000, the participant must pay a $35 set-up fee and a $3.75 quarterly administrative fee for each loan. Prior to October 1, 2000, the participant paid a $50 set-up fee and a $2.50 monthly administrative fee for each loan.

         (f)      PARTICIPANT ACCOUNTS

                  Individual accounts are maintained for each participant to reflect the participants' contributions, related matching contribution, and allocated earnings or losses thereon. The fund investment options selected by participants allocate income or loss based on participant shares held in a particular fund investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.



                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


         (g)      VESTING

                  Participants' 401(k) contributions and allocated earnings or losses thereon are fully vested at all times and are not subject to forfeiture for any reason. Employers' 401(k) contributions and allocated earnings or losses thereon fully vest after a participant completes three years of service or upon a participant's retirement, disability or death, whichever occurs first.

         (h)      FORFEITURES

                  A participant's forfeiture of their employers' 401(k) contributions may be used to pay plan expenses and/or to reduce employers' 401(k) contributions in the year in which the forfeitures are determined to occur.

                  A participant's forfeiture of their ESOP account balances is used to reduce the Company's ESOP contributions in the year in which the forfeitures are determined to occur.

         (i)      BENEFITS

                  Benefits are generally payable on termination, retirement, death, or disability. Benefits may be paid by either (a) lump-sum payment, (b) deferred payment, or (c) installment payments, as requested by the participant. The benefit payment options available to participants depend on the reason for the separation from service.

         (j)      ADMINISTRATIVE EXPENSES

                  Administrative expenses, with the exception of advisory fees, are generally paid by the Company, but may be paid by the Plan. Advisory fees are for the management of the mutual funds in which plan assets are invested and are paid by the Plan.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION

                  The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

         (b)      DIVIDENDS

                  Dividend income is recorded as of the dividend record date.



                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


         (c)      INVESTMENTS

                  Investments in cash and participant loans are stated at cost, which approximates fair value. Investments in ChemFirst Inc., Placer Dome Inc. and Mississippi Chemical Corporation common stocks and mutual funds are stated at quoted market value. Investment transactions are accounted for on the trade date basis.

                  The Plan does not require any collateral or other security from the trustee to support the investments.

         (d)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         (e)      INCOME TAXES

                  In a determination letter dated June 23, 2000, the Internal Revenue Service held that the Plan is exempt from income taxes in accordance with applicable provisions of the Internal Revenue Code. It also held that participant income taxes on contributions and earnings are deferred until such amounts are received by the participant or a beneficiary. In the opinion of the Plan Administrator, this Plan has operated within the terms of the Plan and is qualified and exempt under the applicable requirements of the Internal Revenue Code.

         (f)      SALES OF INVESTMENTS

                  Effective October 1, 2000, the cost of all investments sold is determined based on the individual cost of each issue. Prior to October 1, 2000, the cost of stock and mutual fund shares sold was determined based on the average cost of the shares while the cost of other investments was determined based on the individual cost of each issue.

         (g)      PAYMENT OF BENEFITS

                  Benefits are recorded when paid.



                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(3)      VOTING RIGHTS

         All common stock allocated to participants' accounts carries with it full voting privileges and any other rights that the stock might have. Fidelity Trust Company (the Trustee) votes such stock in accordance with the written instructions of the participants. Unallocated stock is voted by the Trustee as instructed by the Employee Benefits Committee.

(4)      ACQUISITION LOANS

         The Trustee may incur acquisition loans from time to time to finance the acquisition of ChemFirst Inc. common stock (ESOP financed shares) or to repay a prior acquisition loan. Acquisition loans are to be for a specific term, bear a reasonable rate of interest and are not payable on demand except in the event of default. An acquisition loan may be secured only by a pledge of the shares acquired.

         Financed shares are allocated to the participants only as payments are made on the acquisition loan.

         As of December 31, 2000 and 1999, no acquisition loans had been incurred by the Plan.


(5)      UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

         During the years ended December 31, 2000 and 1999, unrealized appreciation (depreciation) of the Plan's investments was as follows:


                                                               2000              1999
                                                            ------------      ------------
                 Mutual funds                               $ (6,036,836)        1,671,748
                 ChemFirst Inc. common stock                     (50,152)          289,254
                 Placer Dome Inc. common stock                        --          (259,881)
                 Mississippi Chemical Corporation
                     common stock                                     --          (133,830)
                                                            ------------      ------------

                                                            $ (6,086,988)        1,567,291
                                                            ============      ============





                                                                     (Continued)

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(6)      PLAN INVESTMENTS

         The following investments exceeded 5% of net assets available for benefits at December 31, 2000 and 1999:

                                                                DECEMBER 31, 2000
                                                          -----------------------------
                                                            SHARES
                                                            OR FACE          CARRYING
                                                            AMOUNT            VALUE
                                                          ------------     ------------
     Mutual funds:
         Fidelity Retirement Money Market Fund               2,944,808     $  2,944,808

         Fidelity Managed Income Portfolio                   3,918,632        3,918,632
         Fidelity Balanced Fund                                493,799        7,500,810
         Fidelity Spartan U.S. Equity Index Fund                59,282        2,774,987
         Fidelity Growth Company Fund                          201,753       14,411,224
         Fidelity Aggressive Growth Fund                       102,589        3,710,635
     ChemFirst Inc. common stock*                              399,422        8,812,453


                                                                DECEMBER 31, 1999
                                                          -----------------------------
                                                            SHARES
                                                            OR FACE          CARRYING
                                                             AMOUNT           VALUE
                                                          ------------     ------------
     Mutual funds:
         Frank Russell Fixed Income III                        388,666     $  3,247,809
         Frank Russell Equity I                                 87,968        3,295,290
         Vanguard Index 500 Fund                                31,053        4,202,371
         Frank Russell Equity Q                                275,981       11,467,021
         Charles Schwab Retirement Money                     3,165,384        3,165,384
     ChemFirst Inc. common stock*                              406,069        8,882,843

     *Nonparticipant-directed



(7)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.


(8)      SUBSEQUENT EVENT

         In June 2001, the Company announced an agreement to sell its custom and fine chemical business. A determination has not yet been made on the ultimate effect this sale will have on Plan assets.

                                                                      SCHEDULE 1


                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Plan Sponsor: ChemFirst Inc.
                          Plan Sponsor EIN: 64-0679456
                                Plan Number: 002

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000

                                                                       SHARES OR         CURRENT
                                                                       FACE VALUE         VALUE
                                                                      ------------     ------------
     Mutual funds
         * Fidelity Retirement Money Market Fund                         2,944,808     $  2,944,808
         * Fidelity Managed Income Portfolio                             3,918,632        3,918,632
         * Fidelity Balanced Fund                                          493,799        7,500,810
         * Fidelity Spartan US Equity Index Fund                            59,282        2,774,987
         * Fidelity Fund                                                       593           19,432
         * Fidelity Growth Company Fund                                    201,753       14,411,224
         * Fidelity Aggressive Growth Fund                                 102,589        3,710,635
         * Fidelity Diversified International Fund                          24,283          532,762
         * Fidelity Freedom 2010 Fund                                       12,980          179,645
         * Fidelity Freedom 2020 Fund                                        1,992           28,998
         * Fidelity Freedom 2030 Fund                                          550            8,247
         * Fidelity Self Directed Broker Fund                               36,137           36,136
                                                                                       ------------
                              Total mutual funds                                         36,066,316
                                                                                       ------------
     *Participant loans, 6 months to 10 years maturity with
           interest rates 7.0% to 10.5%                                  1,756,278        1,756,278

     *ChemFirst Inc. common stock                                          399,422        8,812,453
                                                                                       ------------
                                                                                       $ 46,635,047
                                                                                       ============
*A party-in-interest as defined by ERISA.



See accompanying independent auditors' report.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              CHEMFIRST INC.
                                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


Date: June  27, 2001                  /s/ J. STEVE CHUSTZ
                                      -------------------------------
                                          J. Steve Chustz
                                          Member, Employee Benefits Committee

Date: June  27, 2001                  /s/ WILLIAM KEMP
                                      -------------------------------
                                          William Kemp
                                          Member, Employee Benefits Committee

Date: June  27, 2001                  /s/ GEORGE SIMMONS
                                      -------------------------------
                                          George Simmons
                                          Member, Employee Benefits Committee

Date: June  27, 2001                  /s/ R. MICHAEL SUMMERFORD
                                      -------------------------------
                                          R. Michael Summerford
                                          Member, Employee Benefits Committee

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


                                INDEX TO EXHIBITS

EXHIBIT
NUMBER
------

23.1     Independent Auditors' Consent
